Form 51-102F3
Material Change Report

Item 1	Name and Address of Company
Silver Standard Resources Inc. #1180 – 999 West Hastings Street Vancouver, B.C. V6C 2W2

Item 2	Date of Material Change
January 9, 2006.

Item 3	News Release
The news release was disseminated on January 9, 2006 by CCN Matthews using several broad distribution networks in North America and the United Kingdom.

Item 4	Summary of Material Change

Silver Standard Resources Inc. is pleased to report that diamond drilling at the South Ridge of the Pitarrilla silver project in Mexico has again expanded the zone along its eastern flanks with high-grade values over thick intervals. The wholly-owned project is located approximately 150 kilometers (90 miles) north of Durango City in the state of Durango.

Item 5	Description of Material Change
See attached news release 06-03.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A

Item 7	Omitted Information
No omitted information.

Item 8	Executive Officer
Joseph J. Ovsenek, Senior Vice President. (604) 689-3846.

Item 9	Date of Report
January 9, 2006.

January 9, 2006	Trading Symbols:
News Release 06-03	Nasdaq National Market: SSRI
TSX: SSO

SILVER STANDARD INTERSECTS HIGH-GRADE SILVER VALUES

AT EASTERN MARGINS OF PITARRILLA

Vancouver, B.C. – Silver Standard Resources Inc. is pleased to report that diamond drilling at the South Ridge of the Pitarrilla silver project in Mexico has again expanded the zone along its eastern flanks with high-grade values over thick intervals. The wholly-owned project is located approximately 150 kilometers (90 miles) north of Durango City in the state of Durango.

Highlights of ongoing drilling include:

•       PD-70 which intersected 260.5 feet averaging 11.7 ounces of silver per ton (79.4 meters averaging 399.5 grams of silver per tonne), including 110.0 feet averaging 23.3 ounces of silver per ton (33.5 meters averaging 800.3 grams of silver per tonne). Together with previously reported holes PD-59 and PD-64, these holes which were drilled in a 300 meter-long, north-south fence, are the easternmost holes drilled at South Ridge and indicate the potential for significant silver mineralization extending to the east and downdip.

•       PD-71 which intersected 108.2 feet averaging 4.4 ounces of silver per ton (33.0 meters averaging 152.4 grams of silver per tonne). Collared in the centre of the South Ridge Zone, PD-71 ended in mineralization as a result of technical difficulties and will be extended in the next phase of work.

Drilling is expected to resume shortly, following a break for Christmas.

On December 12, 2005, Silver Standard reported an update of silver resource estimates at Pitarrilla. To date, four zones have had resource estimates reported – Cordon Colorado, Peña Dyke, Javelina Creek and South Ridge – and total 71.6 million ounces of silver resources in the indicated category and 80.3 million ounces in the inferred category.

The resource estimate for South Ridge was limited to drilling up to and including diamond hole PD-62. Holes that follow, including those reported in this release, will be added to the next update. A fifth zone, Breccia Ridge, requires additional drilling before a resource estimate can be completed.

Silver Standard’s measured silver resources will total 101.9 million ounces, indicated resources will total 488.6 million ounces and inferred resources will total 508.6 million ounces on closing of the previously reported acquisition of the Veta Colorada silver project in Mexico.

Kenneth C. McNaughton, M.A.Sc., P.Eng., vice president, exploration, Silver Standard Resources Inc., is the qualified person responsible for the exploration program at Pitarrilla.

Silver Standard Resources Inc. is a well-financed silver resource company with $29.0 million in cash, and 1.95 million ounces of physical silver, marketable securities and other investments valued at $26.2 million at September 30, 2005. The company continues to seek resource growth through acquisitions and exploration and development of its own projects.

For further information, contact:

Robert A. Quartermain, President	Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.	Silver Standard Resources Inc.
Vancouver, B.C.	Vancouver, B.C.
(604) 689-3846	N.A/ toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.

Cautionary note to U.S. investors concerning disclosure of estimates of mineral resources and contained ounces of silver: The terms “measured resource”, “indicated resource” and “inferred resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.  We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the indicated category will ever be converted into reserves. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Disclosure of silver resources expressed in ounces in the mineral resource category in this news release is in compliance with National Instrument 43-101, but does not meet the requirements of Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, of the SEC, which will accept only the disclosure of tonnage and grade estimates for non-reserve mineralization.

Selected Pitarrilla Diamond Drilling Results – January 2006

South Ridge Zone

Hole No.	Location	Dip/ Azimuth	From ( m )	To ( m )	Interval ( m )	Silver (in grams/tonne)	Interval (in feet)	Silver (in oz./ton)
PD-59 (1)	504502E	90°/00°	163.1	205.4	42.4	202.7	139.0	5.9
	2810519N
PD-64 (1)	504481E	90°/00°	88.4	204.6	116.2	128.6	381.2	3.8
	2810631N
PD-66	504233E	84°/65°	200.0	221.3	21.3	139.5	70.0	4.1
	2810683N
PD-68	504230E	70°/155°	180.2	194.4	14.2	72.9	46.6	2.1
	2810690N	and	224.3	248.7	24.4	100.8	80.0	2.9
PD-70	504500E	90°/00°	102.1	181.5	79.4	399.5	260.5	11.7
	2810470N	incl.	115.8	149.4	33.5	800.3	110.0	23.3
PD-71	504230E	60°/210°	157.8	190.8	33.0	152.4	108.2	4.4
	2810690N
PD-73	504500E	90°/00°	85.3	144.8	59.4	66.6	195.0	1.9
	2810420N

(1) Previously reported. Notes: Intervals do not denote true thickness, which is to be determined. Kenneth C. McNaughton, M.A.Sc., P.Eng., and vice president, exploration, Silver Standard Resources Inc., is the Qualified Person (QP) responsible for the Pitarrilla exploration program and has verified the data in the table above.

All assays were submitted for preparation and analysis by ALS Chemex at its facilities in Guadalajara and Chihuahua, Mexico (preparation) and Vancouver, B.C. (analysis). All samples were analyzed using three acid digestion with ICP finish. Samples over 100 grams were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,000 grams were fire assayed with a gravimetric finish.